Exhibit 99.1

Algonquin Power & Utilities Corp. announces additional 10MW solar generation project

OAKVILLE, ON, Nov. 24, 2014 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it intends to proceed with a 10 MW project adjacent to its 20MW Bakersfield I Solar project in Kern County, California, which is currently under construction.

The 10MW Bakersfield II Solar project executed a 20 year power purchase agreement on September 22, 2014 with a large California based electric utility. The project will be located on 64 acres of land adjacent to the 20MW Bakersfield I Solar project. Construction of Bakersfield I Solar is nearing completion, with commercial operations expected to occur in the first quarter of 2015.

The total project cost for Bakersfield II Solar of approximately U.S. $27 million will be funded with a combination of senior debt, common equity and contributions from tax equity investors. Consistent with financing structures utilized for U.S. based renewable energy projects including Bakersfield I Solar, it is anticipated that Bakersfield II Solar will source financing in the amount of approximately 40% of the capital costs from certain tax equity investors.

“We are pleased to announce the continued growth of our solar power generation portfolio through a commitment to the 10 MW Bakersfield II Solar facility,” commented APUC Chief Executive Officer Ian Robertson. “The low annual production variability associated with solar electrical generation continues to contribute to de-risking and diversifying our portfolio. The Bakersfield II Solar project confirms our ability to grow organically as we expand our presence within the United States and specifically in the State of California.”

Construction of Bakersfield II Solar is anticipated to commence in mid-2015 following receipt of local permits and finalization of necessary construction contracts, subject to approval by the APUC board of directors. Commercial operation is targeted to occur in Q1 2016.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.6 billion North American diversified generation, transmission and distribution utility. The distribution and transmission businesses operate in the United States and provide rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business owns or has interests in a portfolio of contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity in the United States and Canada. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 17:00e 24-NOV-14